Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in millions)

Three Months Ended
March 31, 2018
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (Excluding Interest On Deposits)	$115
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	15

Total Fixed Charges	$137

Earnings:
Income Before Income Taxes	$836
Fixed Charges, Excluding Preferred Stock Dividends	122

Total Earnings	$958

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	6.99x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$210
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	15

Total Fixed Charges	$232

Earnings:

Income Before Income Taxes	$836
Fixed Charges, Excluding Preferred Stock Dividends	217

Total Earnings	$1,053

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.54x